UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40588

Marti Technologies, Inc.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Explanatory Note

On December 22, 2023, Marti Technologies, Inc. (the “Company”) held its 2023 annual general meeting of shareholders (the “Meeting”) at the Company’s offices at Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye, at 8:30 a.m. New York time. Holders of the Company’s Class A ordinary shares were entitled to one vote per share held as of the close of business on November 27, 2023 (the “Record Date”). A total of 34,031,012 shares of the Company’s Class A ordinary shares were present at the Meeting or represented by proxy, which constituted a quorum for the transaction of business and represented approximately 59.7% percent of the voting power of the Company’s Class A ordinary shares as of the Record Date. The following are the voting results for the proposals considered and voted upon at the Meeting, each of which is more fully described in the Company’s 2023 Notice of Annual General Meeting of Shareholders and Proxy Statement furnished with the Securities and Exchange Commission on December 8, 2023.

Proposal 1 — Election of two (2) Class I directors to serve until the 2026 annual general meeting of shareholders.

Nominee	For	Against	Abstain	Broker Non-Votes
Agah Ugur	33,980,940	44,562	5,510	0
Douglas Lute	33,949,173	38,988	42,851	0

Based on the foregoing votes, each of Agah Ugur and Douglas Lute was elected to serve as a Class I director until the 2026 annual general meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTI TECHNOLOGIES, INC.

Date: December 27, 2023	By:	/s/ Oguz Alper Öktem
		Name:	Oguz Alper Öktem
		Title:	Chief Executive Officer